Seaport West 155 Seaport Boulevard Boston, MA 02210-2600
617 832 1000 main 617 832 7000 fax
Stacie S. Aarestad 617-832-1108 direct saarestad@foleyhoag.com

December 27, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Re:	Zosano Pharma Corporation
Preliminary Proxy Statement on Schedule 14A
Filed December 13, 2017
File No. 001-36570

Dear Ladies and Gentleman:

On behalf of Zosano Pharma Corporation (the “Company”), set forth below is a response to the comment provided to the Company by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 19, 2017 (the “Letter”). The response set forth below is based upon information provided to Foley Hoag LLP by the Company. The response is keyed to the numbering of the comment and the headings used in the Staff’s Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). The Company proposes to make these changes in a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”). Capitalized terms used and not defined in this letter have the meanings assigned to them in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed December 13, 2017

Proposal 1: Approval of the Increase in Number of Authorized Shares of Common Stock Proposal

Purposes and Effects of the Amendment, Page 9

1.	We note your disclosure that approval of the increase in the authorized number of shares of common stock will provide you the flexibility to issue shares in the future in connection with potential financings, business combinations or other corporate purposes. We also note your disclosure that you are currently seeking funding from third parties that may be structured as equity issuances. Please revise to clarify whether you have any specific plans, arrangements, understandings, etc. at this time to issue any of the newly authorized shares. If such plans exist, please disclose all material information relating to the issuance of such shares.

United States Securities and Exchange Commission

December 27, 2017

Response:

In response to the Staff’s comment, the Company plans to amend the disclosure under the heading “Purposes and Effects of the Amendment” on pages 9-10 of the Proxy Statement to reflect all material information regarding its current plans as they relate to the proposed increase in the authorized number of shares of common stock outlined in Proposal 1. The revised disclosure, which the Company proposes to include in the Definitive Proxy Statement, is set forth in Exhibit A to this letter (with revisions to the existing language shown in track changes).

In addition, the Company plans to include the following additional disclosure under the heading “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” in the Definitive Proxy Statement:

This proxy statement includes “forward-looking statements”, which are identified by the use of the words “seek”, “propose”, “expect”, “may”, “could”, “should”, “plan”, “project”, “anticipate”, “intend”, “estimate”, “will”, “contemplate”, “would” and similar expressions that contemplate future events. Such forward-looking statements are based on management’s reasonable current assumptions and expectations. You should be aware that forward-looking statements involve a number of assumptions, risks and uncertainties that could cause the actual results to differ materially from such forward-looking statements. These forward-looking statements speak only as of the date on which the statements were made and we undertake no obligation to update or revise any forward-looking statements made in this proxy statement or elsewhere as a result of new information, future events or otherwise, except as required by law. In addition to other factors and matters contained in this document, we believe the following factors could cause actual results to differ materially from those discussed in the forward-looking statements:

•	the market for our common stock and our ability to attract investors on terms that are acceptable to us or at all;

•	our expectations regarding our expenses and revenue, the sufficiency of our cash resources and needs for additional financing;

•	our ability to engage underwriters or placement agents to support our financing activities;

•	the anticipated timing, costs and conduct of our planned clinical trials and preclinical studies, as applicable, for our lead product candidate M207;

United States Securities and Exchange Commission

December 27, 2017

•	our expectations regarding the clinical effectiveness of M207 and any future product candidates; and

•	other risk factors as detailed from time to time in the Company’s reports filed with the SEC, including Zosano’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.

Many of the factors that will determine our future results are beyond our ability to control or predict. In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers of this proxy statement should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. We cannot guarantee any future results, financing activities, performance or achievements.

* * *

Please direct your questions or comments regarding this letter to the undersigned at (617) 832-1108. Thank you for your assistance.

Respectfully submitted,

/s/ Stacie S. Aarestad

Stacie S. Aarestad

cc:	Irene Paik, Securities and Exchange Commission
Mary Beth Breslin, Securities and Exchange Commission
John Walker, Zosano Pharma Corporation

United States Securities and Exchange Commission

December 27, 2017

Exhibit A

Purposes and Effects of the Amendment

The board of directors is recommending the proposed increase in the authorized number of shares of common stock primarily to provide the Company with appropriate flexibility to issue shares in the future on a timely basis if such need arises in connection with potential financings, business combinations or other corporate purposes. Approval of the proposed Amendment will also enable the Company to take advantage of market conditions, the availability of more favorable financing, and opportunities for business combinations and other strategic transactions, without the potential delay and expense associated with convening a special stockholders’ meeting. The Company is currently ~~seeking funding from third parties that may be structured as equity issuances. Management~~evaluating the possibility of seeking additional funding through an underwritten public offering and has filed a registration statement that seeks to register shares of its common stock with a proposed maximum aggregate offering price of $57.5 million. The Company does not currently have a binding commitment from any investment bank to participate in any such offering. The offering of the Company’s common stock may only be made by means of a prospectus filed with the SEC. A copy of the preliminary prospectus relating to a proposed offering is available, for free, on the SEC’s website at http://sec.gov. A copy may also be obtained from the Company. The registration statement relating to these shares of common stock has been filed with the SEC, but has not yet become effective. The shares subject to the registration statement may not be sold unless and until the registration statement is declared effective by the SEC. Based on the current trading price of the Company’s common stock, which closed at $[0.59] on December [26], 2017, and assuming that the Company does not effect the reverse stock split discussed in Proposal 2 below, the Company does not currently have sufficient shares of common stock available for issuance to proceed with the financing contemplated by the registration statement. The Company is also exploring other potential sources of funding, which could include private issuances of common stock or securities convertible into common stock or strategic transactions with an equity component. The Company has no current arrangements or understandings with respect to any private placements or strategic transactions. The Company’s management will need the flexibility to issue common stock, warrants, or preferred stock convertible into common stock to ~~these~~ potential investors~~.~~ or strategic partners. The information in this proxy statement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, Company securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

In addition, our success depends in part on our continued ability to attract, retain and motivate highly qualified management and key personnel, and if this proposal is not approved by our stockholders, the lack of unissued and unreserved authorized shares of common stock to provide future equity incentive opportunities could adversely impact our ability to achieve these goals. In short, if our stockholders do not approve this proposal, we may not be able to access the capital markets, complete corporate collaborations or partnerships, attract, retain and motivate employees, and pursue other business opportunities integral to our growth and success.

United States Securities and Exchange Commission

December 27, 2017

If the Amendment is approved, unless otherwise required by applicable law or stock exchange rules, the board of directors will be able to issue the additional shares of common stock from time to time in its discretion without further action or authorization by the stockholders. The newly authorized shares of common stock would be issuable for any proper corporate purpose, including ~~future acquisitions, investment opportunities, the establishment of collaborations or other strategic agreements,~~ capital raising transactions of equity or convertible debt securities, the establishment of collaborations or other strategic agreements, stock splits, stock dividends, issuance under current or future equity incentive plans, future acquisitions, investment opportunities, or for other corporate purposes.

The proposed increase in the number of authorized shares of common stock will not, by itself, have an immediate dilutive effect on our current stockholders. However, the future issuance of additional shares of common stock or securities convertible into our common stock may occur at times or under circumstances that could result in a dilutive effect on the earnings per share, book value per share, voting power and percentage interest of the present holders of our common stock, none of whom have preemptive rights to subscribe for additional shares that we may issue. The Company is currently exploring financing options and, if the Amendment is approved, the Company could issue a significant number of shares of its common stock in a financing transaction, which—if consummated—would likely result in an immediate dilutive effect on our current stockholders.